IMC Continues German Market Expansion with Purchase Commitments from Three Additional Distribution Partners

  IMC continues execution of German strategy with seven distribution agreements signed, adding axicorp, canymed and Materia

  Now a total of 1,525kg of sales secured under binding purchase commitments in Germany in the next twelve months

  All products to be sold under the IMC brand

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; Glil Yam, Israel; and Bad Oldesloe, Germany - July 21, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce that its German subsidiary, Adjupharm GmbH ("Adjupharm"), has received three definitive purchase commitments of medical cannabis over the next twelve months from the axicorp Group ("axicorp"), canymed GmbH ("canymed") and Materia Deutschland GmbH ("Materia"). The Company has now secured seven definitive purchase commitments with distributors in Germany for a total of 1,525kg to be delivered in the next twelve months.

Oren Shuster, Chief Executive Officer of IMC commented, "The team at IMC continues to deliver exceptional execution in our core markets in 2020, first in Israel and now in Germany. We are planning for rapid growth in the German medical cannabis market and to be a consistent supplier to patients and physicians. We recognized early on that penetration across Germany would require a network of strong distribution partners complementing our direct sales efforts and we are very pleased with how quickly we have been able to secure these quality partnerships. Similar to our structure in Israel, we will continue to build our supply and distribution infrastructure as we seek to make IMC a leading brand in global medical cannabis."

Details of the Sales Agreements

Through its EU-GMP certified subsidiary, Adjupharm, the Company has entered into three sales agreements. The sales agreements entered into with axicorp and canymed are both for three-year terms and the sales agreement entered into with Materia is for a one-year term. All three sales agreements include binding purchase commitments.

Through Adjupharm, IMC now has a total of 1,525kg of binding purchase commitments for the sale of medical cannabis in Germany under the IMC brand, 823kg of which will be delivered in 2020. Medical cannabis sold under the sales agreements will be fulfilled primarily from the Company's EU-GMP certified supply partner in Europe.

IMC has also previously announced that Focus Medical Herbs Ltd. has signed six binding sales agreements for the distribution of IMC-branded medical cannabis products in Israel. Total consolidated revenue from all binding sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50%. A total of 33,075kg of medical cannabis will be delivered under the sales agreements through to the end of 2023, of which 3,000kg is expected to reach pharmacies in 2020.

About IM Cannabis Corp.

IMC is a multi-country operator in the medical cannabis sector, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with five other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

About axicorp Group

axicorp Group, located in Friedrichsdorf, is a leading parallel importer in the German market. axicorp Pharma GmbH imports, repackages and distributes EU pharmaceuticals and medicinal products. Its sister company remedix GmbH specialises in the logistics and repackaging of EU narcotics. The axicorp Group company headquarters near Frankfurt offers the optimum preconditions for logistics aimed at Europe-wide trade.

About Materia Deutschland GmbH

Materia' s vision is to be the enabler of global cannabis access. Materia is developing a robust manufacturing and distribution ecosystem to grow the legal cannabis market across the European continent. With its expert, research driven team and state-of-the-art technology,   Materia focuses on the high-margin downstream activities of processing, formulation and distribution into markets wherever there is a patient in need of cannabis medicine or CBD consumers seeking innovative new products.

About canymed GmbH

canymed GmbH is a fully licensed pharmaceutical wholesaler in Germany focused on sustainability, consistency and quality according to the requirements of the German Pharmacopoeia.  canymed specializes in pharmaceuticals for patients receiving therapy for pain, epilepsy, spasticity, multiple sclerosis and rheumatism, where there is considerable potential for research and demand. Its consulting team includes physicians and experts who   establish personal contact with pharmacies and medical practitioners at the highest level.

Forward-Looking Information, Forward-Looking Financial Information and Non-IFRS Measures

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes, without limiting the foregoing, information relating to the Company's projected revenues and profitability due to previously announced sales agreements, the expected amount of medical cannabis to be delivered according to all sales agreements and purchase commitments, the Company obtaining the medical cannabis to fulfill its purchase commitments from the Company's EU-GMP certified supply partner in Europe, the Company marketing its products with physicians, and patients in Germany and the strategic business plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10 and Focus Medical maintaining its existing Israeli cultivation license. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees.

This press release also contains future oriented financial outlook and financial information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. The FOFI included herein has been  approved by management of the Company as of the date hereof to demonstrate management's current expectations regarding the Company's future financial results due to its previously announced sales agreements in the Israeli market. Management of the Company believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions that management believes are reasonable under the current circumstances. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The FOFI in this news release includes reference to "gross margin" before fair value adjustments, which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by the Company in its financial statements would be gross profit before fair value adjustments divided by revenue. The Company has used or included this non-IFRS measure solely to provide investors with added insight into IMC's anticipated future financial performance as a result of entering into the previously announced sales agreements with multiple Israeli pharmacies. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The forward-looking information and FOFI contained herein are current as of the date of this press release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking information or FOFI, nor does it intend, or assume any obligation, to update or revise such forward-looking information or FOFI to reflect new events or circumstances. Any and all forward-looking information and FOFI included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this press release.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca